UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Potbelly Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable - Voluntary Filing
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,169,151 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
2,169,151 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,169,151 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11)
7.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, IA

(1) Includes 146,555 warrants that are exercisable within 60 days for the purchase of Common Stock of the Issuer.
(2) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 29,358,757 shares of Common Stock outstanding as of October 22, 2023, as disclosed in the Issuer's Quarterly Report filed with the SEC on Form 10-Q on November 1, 2023, plus the 146,555 shares of Common Stock able to be purchased through exercise of warrants owned by the Reporting Person.

CUSIP No. 73754Y100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 2,169,151 shares of Common Stock and warrants exercisable for the purchase of Common Stock within 60 days of this filing that are beneficially owned by the Reporting Person, 180 Degree Capital Corp. ("180 Degree Capital") is $8,789,824, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of and separate accounts ("SMAs") managed by the Reporting Person.

Item 5.     Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)(b)    See rows (11) and (13) of the cover page of this Schedule 13D for the aggregate number of shares of Common Stock and percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person.

Kevin Rendino, in his role as Chief Executive Officer and Portfolio Manager of 180 Degree Capital, and Daniel B. Wolfe, in his role as President and Portfolio Manager of 180 Degree Capital, share dispositive power for shares of Common Stock owned by 180 Degree Capital and its SMAs. Except for their individual pecuniary interests therein, Messrs. Rendino and Wolfe disclaim beneficial ownership of the shares of Common Stock of the Issuer owned by 180 Degree Capital Corp. and its SMAs.

(c)     The Reporting Person has not completed any transactions of Common Stock of the Issuer within 60 days of the filing date of this Schedule 13D.

(d)    180 Degree Capital manages SMAs that hold Common Stock of the Issuer and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 752,745 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to 180 Degree Capital in its role as investment manager of the SMAs. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A

Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA